UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PetroAlgae Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

71646T 107

(CUSIP Number)

Eugene Grin Principal Laurus Capital Management, LLC 335 Madison Avenue, 10th Floor New York, New York 10017 (212) 541-5800	with a copy to: Eitan Tabak, Esq. Morrison Cohen, LLP 909 Third Avenue New York, New York 10022 (212) 735-8628
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 71646T 107

1)	Names of Reporting Persons. PetroTech Holdings Corp.* I.R.S. Identification Nos. of above persons (entities only): 26-3117649
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): OO
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 0**
8) Shared Voting Power: 102,026,615**
9) Sole Dispositive Power: 0**
10) Shared Dispositive Power: 102,026,615**
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 102,026,615**
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 93.9%**
14)	Type of Reporting Person (See Instructions): CO

*
Eugene Grin is also listed as a person filing this statement because he is the sole director of PetroTech Holdings Corp., a Delaware corporation (“PetroTech”), and may be deemed to have sole voting and investment power over all securities of PetroAlgae Inc., a Delaware corporation (the “Company”), held by PetroTech. Eugene Grin, however, disclaims beneficial ownership and sole voting and investment power over the securities of the Company held by PetroTech. Eugene Grin and David Grin share sole voting and investment power over all securities of the Company held by PetroTech (subject to certain oversight and preapproval rights of the JOLs).  The JOLs share voting  and investment power over the securities of the Company held by PetroTech.

**
Based on 106,641,980 shares of the common stock, par value $0.001 per share (the “Shares”), issued and outstanding of the Company as of May 6, 2010. As of May 6, 2010, PetroTech held 100,000,000 Shares and a $11.2 million promissory note convertible into 2,026,615 Shares. PetroTech is owned by Valens U.S. SPV I, LLC, a Delaware limited liability company (“Valens U.S.”), Valens Offshore SPV I, Ltd., a Cayman Islands limited company (“Valens SPV I”), Valens Offshore SPV II, Corp., a Delaware corporation (“Valens SPV II”), Laurus Master Fund, Ltd. (In Liquidation), a Cayman Islands limited company (the “Fund”), Calliope Capital Corporation, a Delaware corporation (“CCC”) and PSource Structured Debt Limited, a Guernsey company (“PSource”). CCC is a wholly-owned subsidiary of the Fund.  The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands.  The Joint Official Liquidators (“JOLs”) are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd.  The JOLs have discretion over the management of the Fund and the disposition of its assets.  Laurus Capital Management, LLC, a Delaware limited liability company (“LCM”), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the assets owned by CCC, subject to certain oversight and preapproval rights of the JOLs and LCM’s obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion.  PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens SPV I and Valens SPV II are each managed by Valens Capital Management, LLC (“VCM”). Eugene Grin and David Grin (together with PetroTech, the Fund, CCC, PSource, Valens U.S., Valens SPV I, and Valens SPV II, LCM, VCM and PetroTech, the “Filing Parties”), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by PetroTech (subject to certain oversight and preapproval rights of the JOLs).  The JOLs share voting  and investment power over the securities of the Company held by PetroTech.

Valens SPV I purchased from the Company: (i) 2,507,936 Shares on December 22, 2008, for $7,900,000, (ii) 56,375 Shares and warrants to purchase 56,375 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009 and October 13, 2009, for $451,000 on each such date, (iii) 28,187 Shares and warrants to purchase 28,187 Shares on September 4, 2009, for $225,496, (iv) 140,938 Shares and warrants to purchase 140,938 Shares on March 1, 2010, for $1,127,504, and (v) 84,375 Shares and warrants to purchase 84,375 Shares on each of April 7, 2010 and May 6, 2010, for $675,000 on each such date. Valens U.S. purchased from the Company (i) 666,667 Shares on December 22, 2008, for $2,100,000, (ii) 68,625 Shares and warrants to purchase 68,625 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009, and October 13, 2009, for $549,000 on each such date, (iii) 34,313 Shares and warrants to purchase 34,313 Shares on September 4, 2009, for $274,504, (iv) 171,562 Shares and warrants to purchase 171,562 Shares on March 1, 2010, for $1,372,496, and (v) 103,125 Shares and warrants to purchase 103,125 Shares on each of April 7, 2010 and May 6, 2010, for $825,000 on each such date. As such, as of May 6, 2010, for the purposes of Reg. Section 240.13d-3, VCM, Eugene Grin and David Grin may be deemed to beneficially own 107,701,218 Shares, or 97.8% of the Shares deemed issued and outstanding as of that date. Each of VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV I may be deemed to beneficially own 105,661,301 Shares or 96.7% of the Shares deemed issued and outstanding as of that date. Valens SPV I disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens U.S. may be deemed to beneficially own 104,066,532 Shares or 95.0% of the Shares deemed issued and outstanding as of that date. Valens U.S disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV II, CCC, PSource, the Fund and LCM may be deemed to beneficially own 102,026,615 Shares, or 93.9% of the Shares deemed issued and outstanding as of that date. Each of Valens SPV II, CCC, PSource, the Fund and LCM disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

The filing of this statement shall not be deemed an admission that any person (other than PetroTech with respect to 102,026,615 Shares (including 2,026,615 Shares issuable upon conversion of a promissory note), Valens SPV I with respect to 3,634,686 Shares (including warrants to purchase 563,275 Shares) and Valens U.S. with respect to 2,039,917 Shares (including warrants to purchase 856,812 Shares))  is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Cusip No. 71646T 107

1)	Names of Reporting Persons. Laurus Master Fund, Ltd. (In Liquidation) I.R.S. Identification Nos. of above persons (entities only): 98-0337673
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): OO
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 0*
8) Shared Voting Power: 102,026,615*
9) Sole Dispositive Power: 0*
10) Shared Dispositive Power: 102,026,615*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 102,026,615*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 93.9%*
14)	Type of Reporting Person (See Instructions): CO

*
Based on 106,641,980 shares of the common stock, par value $0.001 per share (the “Shares”), issued and outstanding of the Company as of May 6, 2010. As of May 6, 2010, PetroTech held 100,000,000 Shares and a $11.2 million promissory note convertible into 2,026,615 Shares. PetroTech is owned by Valens U.S. SPV I, LLC, a Delaware limited liability company (“Valens U.S.”), Valens Offshore SPV I, Ltd., a Cayman Islands limited company (“Valens SPV I”), Valens Offshore SPV II, Corp., a Delaware corporation (“Valens SPV II”), Laurus Master Fund, Ltd. (In Liquidation), a Cayman Islands limited company (the “Fund”), Calliope Capital Corporation, a Delaware corporation (“CCC”) and PSource Structured Debt Limited, a Guernsey company (“PSource”). CCC is a wholly-owned subsidiary of the Fund.  The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands.  The Joint Official Liquidators (“JOLs”) are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd.  The JOLs have discretion over the management of the Fund and the disposition of its assets.  Laurus Capital Management, LLC, a Delaware limited liability company (“LCM”), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the assets owned by CCC, subject to certain oversight and preapproval rights of the JOLs and LCM’s obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion.  PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens SPV I and Valens SPV II are each managed by Valens Capital Management, LLC (“VCM”). Eugene Grin and David Grin (together with PetroTech, the Fund, CCC, PSource, Valens U.S., Valens SPV I, and Valens SPV II, LCM, VCM and PetroTech, the “Filing Parties”), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by PetroTech (subject to certain oversight and preapproval rights of the JOLs).  The JOLs share voting  and investment power over the securities of the Company held by PetroTech. Eugene Grin is also the sole director of PetroTech and, as such, may be deemed to have sole voting and investment power over all securities of the Company held by PetroTech. Eugene Grin, however, disclaims beneficial ownership and sole voting and investment power over the securities of the Company held by PetroTech.

Valens SPV I purchased from the Company: (i) 2,507,936 Shares on December 22, 2008, for $7,900,000, (ii) 56,375 Shares and warrants to purchase 56,375 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009 and October 13, 2009, for $451,000 on each such date, (iii) 28,187 Shares and warrants to purchase 28,187 Shares on September 4, 2009, for $225,496, (iv) 140,938 Shares and warrants to purchase 140,938 Shares on March 1, 2010, for $1,127,504, and (v) 84,375 Shares and warrants to purchase 84,375 Shares on each of April 7, 2010 and May 6, 2010, for $675,000 on each such date. Valens U.S. purchased from the Company (i) 666,667 Shares on December 22, 2008, for $2,100,000, (ii) 68,625 Shares and warrants to purchase 68,625 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009, and October 13, 2009, for $549,000 on each such date, (iii) 34,313 Shares and warrants to purchase 34,313 Shares on September 4, 2009, for $274,504, (iv) 171,562 Shares and warrants to purchase 171,562 Shares on March 1, 2010, for $1,372,496, and (v) 103,125 Shares and warrants to purchase 103,125 Shares on each of April 7, 2010 and May 6, 2010, for $825,000 on each such date. As such, as of May 6, 2010, for the purposes of Reg. Section 240.13d-3, VCM, Eugene Grin and David Grin may be deemed to beneficially own 107,701,218 Shares, or 97.8% of the Shares deemed issued and outstanding as of that date. Each of VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV I may be deemed to beneficially own 105,661,301 Shares or 96.7% of the Shares deemed issued and outstanding as of that date. Valens SPV I disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens U.S. may be deemed to beneficially own 104,066,532 Shares or 95.0% of the Shares deemed issued and outstanding as of that date. Valens U.S disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV II, CCC, PSource, the Fund and LCM may be deemed to beneficially own 102,026,615 Shares, or 93.9% of the Shares deemed issued and outstanding as of that date. Each of Valens SPV II, CCC, PSource, the Fund and LCM disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

The filing of this statement shall not be deemed an admission that any person (other than PetroTech with respect to 102,026,615 Shares (including 2,026,615 Shares issuable upon conversion of a promissory note), Valens SPV I with respect to 3,634,686 Shares (including warrants to purchase 563,275 Shares) and Valens U.S. with respect to 2,039,917 Shares (including warrants to purchase 856,812 Shares))  is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement

Cusip No. 71646T 107

1)	Names of Reporting Persons. Laurus Capital Management, LLC I.R.S. Identification Nos. of above persons (entities only): 13-4150669
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): OO
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 0*
8) Shared Voting Power: 102,026,615*
9) Sole Dispositive Power: 0*
10) Shared Dispositive Power: 102,026,615*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 102,026,615*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 93.9%*
14)	Type of Reporting Person (See Instructions): OO

*
Based on 106,641,980 shares of the common stock, par value $0.001 per share (the “Shares”), issued and outstanding of the Company as of May 6, 2010. As of May 6, 2010, PetroTech held 100,000,000 Shares and a $11.2 million promissory note convertible into 2,026,615 Shares. PetroTech is owned by Valens U.S. SPV I, LLC, a Delaware limited liability company (“Valens U.S.”), Valens Offshore SPV I, Ltd., a Cayman Islands limited company (“Valens SPV I”), Valens Offshore SPV II, Corp., a Delaware corporation (“Valens SPV II”), Laurus Master Fund, Ltd. (In Liquidation), a Cayman Islands limited company (the “Fund”), Calliope Capital Corporation, a Delaware corporation (“CCC”) and PSource Structured Debt Limited, a Guernsey company (“PSource”). CCC is a wholly-owned subsidiary of the Fund.  The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands.  The Joint Official Liquidators (“JOLs”) are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd.  The JOLs have discretion over the management of the Fund and the disposition of its assets.  Laurus Capital Management, LLC, a Delaware limited liability company (“LCM”), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the assets owned by CCC, subject to certain oversight and preapproval rights of the JOLs and LCM’s obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion.  PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens SPV I and Valens SPV II are each managed by Valens Capital Management, LLC (“VCM”). Eugene Grin and David Grin (together with PetroTech, the Fund, CCC, PSource, Valens U.S., Valens SPV I, and Valens SPV II, LCM, VCM and PetroTech, the “Filing Parties”), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by PetroTech (subject to certain oversight and preapproval rights of the JOLs).  The JOLs share voting  and investment power over the securities of the Company held by PetroTech. Eugene Grin is also the sole director of PetroTech and, as such, may be deemed to have sole voting and investment power over all securities of the Company held by PetroTech. Eugene Grin, however, disclaims beneficial ownership and sole voting and investment power over the securities of the Company held by PetroTech.

Valens SPV I purchased from the Company: (i) 2,507,936 Shares on December 22, 2008, for $7,900,000, (ii) 56,375 Shares and warrants to purchase 56,375 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009 and October 13, 2009, for $451,000 on each such date, (iii) 28,187 Shares and warrants to purchase 28,187 Shares on September 4, 2009, for $225,496, (iv) 140,938 Shares and warrants to purchase 140,938 Shares on March 1, 2010, for $1,127,504, and (v) 84,375 Shares and warrants to purchase 84,375 Shares on each of April 7, 2010 and May 6, 2010, for $675,000 on each such date. Valens U.S. purchased from the Company (i) 666,667 Shares on December 22, 2008, for $2,100,000, (ii) 68,625 Shares and warrants to purchase 68,625 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009, and October 13, 2009, for $549,000 on each such date, (iii) 34,313 Shares and warrants to purchase 34,313 Shares on September 4, 2009, for $274,504, (iv) 171,562 Shares and warrants to purchase 171,562 Shares on March 1, 2010, for $1,372,496, and (v) 103,125 Shares and warrants to purchase 103,125 Shares on each of April 7, 2010 and May 6, 2010, for $825,000 on each such date. As such, as of May 6, 2010, for the purposes of Reg. Section 240.13d-3, VCM, Eugene Grin and David Grin may be deemed to beneficially own 107,701,218 Shares, or 97.8% of the Shares deemed issued and outstanding as of that date. Each of VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV I may be deemed to beneficially own 105,661,301 Shares or 96.7% of the Shares deemed issued and outstanding as of that date. Valens SPV I disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens U.S. may be deemed to beneficially own 104,066,532 Shares or 95.0% of the Shares deemed issued and outstanding as of that date. Valens U.S disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV II, CCC, PSource, the Fund and LCM may be deemed to beneficially own 102,026,615 Shares, or 93.9% of the Shares deemed issued and outstanding as of that date. Each of Valens SPV II, CCC, PSource, the Fund and LCM disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

The filing of this statement shall not be deemed an admission that any person (other than PetroTech with respect to 102,026,615 Shares (including 2,026,615 Shares issuable upon conversion of a promissory note), Valens SPV I with respect to 3,634,686 Shares (including warrants to purchase 563,275 Shares) and Valens U.S. with respect to 2,039,917 Shares (including warrants to purchase 856,812 Shares))  is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

 Cusip No. 71646T 107

1)	Names of Reporting Persons. Valens Offshore SPV I, Ltd. I.R.S. Identification Nos. of above persons (entities only): 98-0539781
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): AF, WC
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 0*
8) Shared Voting Power: 105,661,301*
9) Sole Dispositive Power: 0*
10) Shared Dispositive Power: 105,661,301*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 105,661,301*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 96.7%*
14)	Type of Reporting Person (See Instructions): CO

*
Based on 106,641,980 shares of the common stock, par value $0.001 per share (the “Shares”), issued and outstanding of the Company as of May 6, 2010. As of May 6, 2010, PetroTech held 100,000,000 Shares and a $11.2 million promissory note convertible into 2,026,615 Shares. PetroTech is owned by Valens U.S. SPV I, LLC, a Delaware limited liability company (“Valens U.S.”), Valens Offshore SPV I, Ltd., a Cayman Islands limited company (“Valens SPV I”), Valens Offshore SPV II, Corp., a Delaware corporation (“Valens SPV II”), Laurus Master Fund, Ltd. (In Liquidation), a Cayman Islands limited company (the “Fund”), Calliope Capital Corporation, a Delaware corporation (“CCC”) and PSource Structured Debt Limited, a Guernsey company (“PSource”). CCC is a wholly-owned subsidiary of the Fund.  The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands.  The Joint Official Liquidators (“JOLs”) are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd.  The JOLs have discretion over the management of the Fund and the disposition of its assets.  Laurus Capital Management, LLC, a Delaware limited liability company (“LCM”), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the assets owned by CCC, subject to certain oversight and preapproval rights of the JOLs and LCM’s obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion.  PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens SPV I and Valens SPV II are each managed by Valens Capital Management, LLC (“VCM”). Eugene Grin and David Grin (together with PetroTech, the Fund, CCC, PSource, Valens U.S., Valens SPV I, and Valens SPV II, LCM, VCM and PetroTech, the “Filing Parties”), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by PetroTech (subject to certain oversight and preapproval rights of the JOLs) and Valens SPV I.  The JOLs share voting  and investment power over the securities of the Company held by PetroTech. Eugene Grin is also the sole director of PetroTech and, as such, may be deemed to have sole voting and investment power over all securities of the Company held by PetroTech. Eugene Grin, however, disclaims beneficial ownership and sole voting and investment power over the securities of the Company held by PetroTech.

Valens SPV I purchased from the Company: (i) 2,507,936 Shares on December 22, 2008, for $7,900,000, (ii) 56,375 Shares and warrants to purchase 56,375 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009 and October 13, 2009, for $451,000 on each such date, (iii) 28,187 Shares and warrants to purchase 28,187 Shares on September 4, 2009, for $225,496, (iv) 140,938 Shares and warrants to purchase 140,938 Shares on March 1, 2010, for $1,127,504, and (v) 84,375 Shares and warrants to purchase 84,375 Shares on each of April 7, 2010 and May 6, 2010, for $675,000 on each such date. Valens U.S. purchased from the Company (i) 666,667 Shares on December 22, 2008, for $2,100,000, (ii) 68,625 Shares and warrants to purchase 68,625 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009, and October 13, 2009, for $549,000 on each such date, (iii) 34,313 Shares and warrants to purchase 34,313 Shares on September 4, 2009, for $274,504, (iv) 171,562 Shares and warrants to purchase 171,562 Shares on March 1, 2010, for $1,372,496, and (v) 103,125 Shares and warrants to purchase 103,125 Shares on each of April 7, 2010 and May 6, 2010, for $825,000 on each such date. As such, as of May 6, 2010, for the purposes of Reg. Section 240.13d-3, VCM, Eugene Grin and David Grin may be deemed to beneficially own 107,701,218 Shares, or 97.8% of the Shares deemed issued and outstanding as of that date. Each of VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV I may be deemed to beneficially own 105,661,301 Shares or 96.7% of the Shares deemed issued and outstanding as of that date. Valens SPV I disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens U.S. may be deemed to beneficially own 104,066,532 Shares or 95.0% of the Shares deemed issued and outstanding as of that date. Valens U.S disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV II, CCC, PSource, the Fund and LCM may be deemed to beneficially own 102,026,615 Shares, or 93.9% of the Shares deemed issued and outstanding as of that date. Each of Valens SPV II, CCC, PSource, the Fund and LCM disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

The filing of this statement shall not be deemed an admission that any person (other than PetroTech with respect to 102,026,615 Shares (including 2,026,615 Shares issuable upon conversion of a promissory note), Valens SPV I with respect to 3,634,686 Shares (including warrants to purchase 563,275 Shares) and Valens U.S. with respect to 2,039,917 Shares (including warrants to purchase 856,812 Shares))  is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

 Cusip No. 71646T 107

1)	Names of Reporting Persons. Valens Offshore SPV II, Corp. I.R.S. Identification Nos. of above persons (entities only): 26-0811267
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): OO
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 0*
8) Shared Voting Power: 102,026,615*
9) Sole Dispositive Power: 0*
10) Shared Dispositive Power: 102,026,615*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 102,026,615*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 93.9%*
14)	Type of Reporting Person (See Instructions): CO

*
Based on 106,641,980 shares of the common stock, par value $0.001 per share (the “Shares”), issued and outstanding of the Company as of May 6, 2010. As of May 6, 2010, PetroTech held 100,000,000 Shares and a $11.2 million promissory note convertible into 2,026,615 Shares. PetroTech is owned by Valens U.S. SPV I, LLC, a Delaware limited liability company (“Valens U.S.”), Valens Offshore SPV I, Ltd., a Cayman Islands limited company (“Valens SPV I”), Valens Offshore SPV II, Corp., a Delaware corporation (“Valens SPV II”), Laurus Master Fund, Ltd. (In Liquidation), a Cayman Islands limited company (the “Fund”), Calliope Capital Corporation, a Delaware corporation (“CCC”) and PSource Structured Debt Limited, a Guernsey company (“PSource”). CCC is a wholly-owned subsidiary of the Fund.  The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands.  The Joint Official Liquidators (“JOLs”) are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd.  The JOLs have discretion over the management of the Fund and the disposition of its assets.  Laurus Capital Management, LLC, a Delaware limited liability company (“LCM”), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the assets owned by CCC, subject to certain oversight and preapproval rights of the JOLs and LCM’s obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion.  PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens SPV I and Valens SPV II are each managed by Valens Capital Management, LLC (“VCM”). Eugene Grin and David Grin (together with PetroTech, the Fund, CCC, PSource, Valens U.S., Valens SPV I, and Valens SPV II, LCM, VCM and PetroTech, the “Filing Parties”), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by PetroTech (subject to certain oversight and preapproval rights of the JOLs).  The JOLs share voting  and investment power over the securities of the Company held by PetroTech.  Eugene Grin is also the sole director of PetroTech and, as such, may be deemed to have sole voting and investment power over all securities of the Company held by PetroTech. Eugene Grin, however, disclaims beneficial ownership and sole voting and investment power over the securities of the Company held by PetroTech.

Valens SPV I purchased from the Company: (i) 2,507,936 Shares on December 22, 2008, for $7,900,000, (ii) 56,375 Shares and warrants to purchase 56,375 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009 and October 13, 2009, for $451,000 on each such date, (iii) 28,187 Shares and warrants to purchase 28,187 Shares on September 4, 2009, for $225,496, (iv) 140,938 Shares and warrants to purchase 140,938 Shares on March 1, 2010, for $1,127,504, and (v) 84,375 Shares and warrants to purchase 84,375 Shares on each of April 7, 2010 and May 6, 2010, for $675,000 on each such date. Valens U.S. purchased from the Company (i) 666,667 Shares on December 22, 2008, for $2,100,000, (ii) 68,625 Shares and warrants to purchase 68,625 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009, and October 13, 2009, for $549,000 on each such date, (iii) 34,313 Shares and warrants to purchase 34,313 Shares on September 4, 2009, for $274,504, (iv) 171,562 Shares and warrants to purchase 171,562 Shares on March 1, 2010, for $1,372,496, and (v) 103,125 Shares and warrants to purchase 103,125 Shares on each of April 7, 2010 and May 6, 2010, for $825,000 on each such date. As such, as of May 6, 2010, for the purposes of Reg. Section 240.13d-3, VCM, Eugene Grin and David Grin may be deemed to beneficially own 107,701,218 Shares, or 97.8% of the Shares deemed issued and outstanding as of that date. Each of VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV I may be deemed to beneficially own 105,661,301 Shares or 96.7% of the Shares deemed issued and outstanding as of that date. Valens SPV I disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens U.S. may be deemed to beneficially own 104,066,532 Shares or 95.0% of the Shares deemed issued and outstanding as of that date. Valens U.S disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV II, CCC, PSource, the Fund and LCM may be deemed to beneficially own 102,026,615 Shares, or 93.9% of the Shares deemed issued and outstanding as of that date. Each of Valens SPV II, CCC, PSource, the Fund and LCM disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

The filing of this statement shall not be deemed an admission that any person (other than PetroTech with respect to 102,026,615 Shares (including 2,026,615 Shares issuable upon conversion of a promissory note), Valens SPV I with respect to 3,634,686 Shares (including warrants to purchase 563,275 Shares) and Valens U.S. with respect to 2,039,917 Shares (including warrants to purchase 856,812 Shares))  is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Cusip No. 71646T 107

1)	Names of Reporting Persons. Valens U.S. SPV I, LLC I.R.S. Identification Nos. of above persons (entities only): 20-8903266
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): AF, WC
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 0*
8) Shared Voting Power: 104,066,532*
9) Sole Dispositive Power: 0*
10) Shared Dispositive Power: 104,066,532*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 104,066,532*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 95.0%*
14)	Type of Reporting Person (See Instructions): OO

*
Based on 106,641,980 shares of the common stock, par value $0.001 per share (the “Shares”), issued and outstanding of the Company as of May 6, 2010. As of May 6, 2010, PetroTech held 100,000,000 Shares and a $11.2 million promissory note convertible into 2,026,615 Shares. PetroTech is owned by Valens U.S. SPV I, LLC, a Delaware limited liability company (“Valens U.S.”), Valens Offshore SPV I, Ltd., a Cayman Islands limited company (“Valens SPV I”), Valens Offshore SPV II, Corp., a Delaware corporation (“Valens SPV II”), Laurus Master Fund, Ltd. (In Liquidation), a Cayman Islands limited company (the “Fund”), Calliope Capital Corporation, a Delaware corporation (“CCC”) and PSource Structured Debt Limited, a Guernsey company (“PSource”). CCC is a wholly-owned subsidiary of the Fund.  The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands.  The Joint Official Liquidators (“JOLs”) are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd.  The JOLs have discretion over the management of the Fund and the disposition of its assets.  Laurus Capital Management, LLC, a Delaware limited liability company (“LCM”), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the assets owned by CCC, subject to certain oversight and preapproval rights of the JOLs and LCM’s obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion.  PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens SPV I and Valens SPV II are each managed by Valens Capital Management, LLC (“VCM”). Eugene Grin and David Grin (together with PetroTech, the Fund, CCC, PSource, Valens U.S., Valens SPV I, and Valens SPV II, LCM, VCM and PetroTech, the “Filing Parties”), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by PetroTech (subject to certain oversight and preapproval rights of the JOLs) and Valens U.S..  The JOLs share voting  and investment power over the securities of the Company held by PetroTech. Eugene Grin is also the sole director of PetroTech and, as such, may be deemed to have sole voting and investment power over all securities of the Company held by PetroTech. Eugene Grin, however, disclaims beneficial ownership and sole voting and investment power over the securities of the Company held by PetroTech.

Valens SPV I purchased from the Company: (i) 2,507,936 Shares on December 22, 2008, for $7,900,000, (ii) 56,375 Shares and warrants to purchase 56,375 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009 and October 13, 2009, for $451,000 on each such date, (iii) 28,187 Shares and warrants to purchase 28,187 Shares on September 4, 2009, for $225,496, (iv) 140,938 Shares and warrants to purchase 140,938 Shares on March 1, 2010, for $1,127,504, and (v) 84,375 Shares and warrants to purchase 84,375 Shares on each of April 7, 2010 and May 6, 2010, for $675,000 on each such date. Valens U.S. purchased from the Company (i) 666,667 Shares on December 22, 2008, for $2,100,000, (ii) 68,625 Shares and warrants to purchase 68,625 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009, and October 13, 2009, for $549,000 on each such date, (iii) 34,313 Shares and warrants to purchase 34,313 Shares on September 4, 2009, for $274,504, (iv) 171,562 Shares and warrants to purchase 171,562 Shares on March 1, 2010, for $1,372,496, and (v) 103,125 Shares and warrants to purchase 103,125 Shares on each of April 7, 2010 and May 6, 2010, for $825,000 on each such date. As such, as of May 6, 2010, for the purposes of Reg. Section 240.13d-3, VCM, Eugene Grin and David Grin may be deemed to beneficially own 107,701,218 Shares, or 97.8% of the Shares deemed issued and outstanding as of that date. Each of VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV I may be deemed to beneficially own 105,661,301 Shares or 96.7% of the Shares deemed issued and outstanding as of that date. Valens SPV I disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens U.S. may be deemed to beneficially own 104,066,532 Shares or 95.0% of the Shares deemed issued and outstanding as of that date. Valens U.S disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV II, CCC, PSource, the Fund and LCM may be deemed to beneficially own 102,026,615 Shares, or 93.9% of the Shares deemed issued and outstanding as of that date. Each of Valens SPV II, CCC, PSource, the Fund and LCM disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

The filing of this statement shall not be deemed an admission that any person (other than PetroTech with respect to 102,026,615 Shares (including 2,026,615 Shares issuable upon conversion of a promissory note), Valens SPV I with respect to 3,634,686 Shares (including warrants to purchase 563,275 Shares) and Valens U.S. with respect to 2,039,917 Shares (including warrants to purchase 856,812 Shares))  is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Cusip No. 71646T 107

1)	Names of Reporting Persons. Calliope Capital Corporation I.R.S. Identification Nos. of above persons (entities only): 57-1237865
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): OO
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 0*
8) Shared Voting Power: 102,026,615*
9) Sole Dispositive Power: 0*
10) Shared Dispositive Power: 102,026,615*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 102,026,615*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 93.9%*
14)	Type of Reporting Person (See Instructions): CO

*
Based on 106,641,980 shares of the common stock, par value $0.001 per share (the “Shares”), issued and outstanding of the Company as of May 6, 2010. As of May 6, 2010, PetroTech held 100,000,000 Shares and a $11.2 million promissory note convertible into 2,026,615 Shares. PetroTech is owned by Valens U.S. SPV I, LLC, a Delaware limited liability company (“Valens U.S.”), Valens Offshore SPV I, Ltd., a Cayman Islands limited company (“Valens SPV I”), Valens Offshore SPV II, Corp., a Delaware corporation (“Valens SPV II”), Laurus Master Fund, Ltd. (In Liquidation), a Cayman Islands limited company (the “Fund”), Calliope Capital Corporation, a Delaware corporation (“CCC”) and PSource Structured Debt Limited, a Guernsey company (“PSource”). CCC is a wholly-owned subsidiary of the Fund.  The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands.  The Joint Official Liquidators (“JOLs”) are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd.  The JOLs have discretion over the management of the Fund and the disposition of its assets.  Laurus Capital Management, LLC, a Delaware limited liability company (“LCM”), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the assets owned by CCC, subject to certain oversight and preapproval rights of the JOLs and LCM’s obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion.  PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens SPV I and Valens SPV II are each managed by Valens Capital Management, LLC (“VCM”). Eugene Grin and David Grin (together with PetroTech, the Fund, CCC, PSource, Valens U.S., Valens SPV I, and Valens SPV II, LCM, VCM and PetroTech, the “Filing Parties”), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by PetroTech (subject to certain oversight and preapproval rights of the JOLs).  The JOLs share voting  and investment power over the securities of the Company held by PetroTech. Eugene Grin is also the sole director of PetroTech and, as such, may be deemed to have sole voting and investment power over all securities of the Company held by PetroTech. Eugene Grin, however, disclaims beneficial ownership and sole voting and investment power over the securities of the Company held by PetroTech.

Valens SPV I purchased from the Company: (i) 2,507,936 Shares on December 22, 2008, for $7,900,000, (ii) 56,375 Shares and warrants to purchase 56,375 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009 and October 13, 2009, for $451,000 on each such date, (iii) 28,187 Shares and warrants to purchase 28,187 Shares on September 4, 2009, for $225,496, (iv) 140,938 Shares and warrants to purchase 140,938 Shares on March 1, 2010, for $1,127,504, and (v) 84,375 Shares and warrants to purchase 84,375 Shares on each of April 7, 2010 and May 6, 2010, for $675,000 on each such date. Valens U.S. purchased from the Company (i) 666,667 Shares on December 22, 2008, for $2,100,000, (ii) 68,625 Shares and warrants to purchase 68,625 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009, and October 13, 2009, for $549,000 on each such date, (iii) 34,313 Shares and warrants to purchase 34,313 Shares on September 4, 2009, for $274,504, (iv) 171,562 Shares and warrants to purchase 171,562 Shares on March 1, 2010, for $1,372,496, and (v) 103,125 Shares and warrants to purchase 103,125 Shares on each of April 7, 2010 and May 6, 2010, for $825,000 on each such date. As such, as of May 6, 2010, for the purposes of Reg. Section 240.13d-3, VCM, Eugene Grin and David Grin may be deemed to beneficially own 107,701,218 Shares, or 97.8% of the Shares deemed issued and outstanding as of that date. Each of VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV I may be deemed to beneficially own 105,661,301 Shares or 96.7% of the Shares deemed issued and outstanding as of that date. Valens SPV I disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens U.S. may be deemed to beneficially own 104,066,532 Shares or 95.0% of the Shares deemed issued and outstanding as of that date. Valens U.S disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV II, CCC, PSource, the Fund and LCM may be deemed to beneficially own 102,026,615 Shares, or 93.9% of the Shares deemed issued and outstanding as of that date. Each of Valens SPV II, CCC, PSource, the Fund and LCM disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

The filing of this statement shall not be deemed an admission that any person (other than PetroTech with respect to 102,026,615 Shares (including 2,026,615 Shares issuable upon conversion of a promissory note), Valens SPV I with respect to 3,634,686 Shares (including warrants to purchase 563,275 Shares) and Valens U.S. with respect to 2,039,917 Shares (including warrants to purchase 856,812 Shares))  is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Cusip No. 71646T 107

1)	Names of Reporting Persons. PSource Structured Debt Limited I.R.S. Identification Nos. of above persons (entities only): n/a
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): OO
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 0*
8) Shared Voting Power: 102,026,615*
9) Sole Dispositive Power: 0*
10) Shared Dispositive Power: 102,026,615*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 102,026,615*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 93.9%*
14)	Type of Reporting Person (See Instructions): OO

*
Based on 106,641,980 shares of the common stock, par value $0.001 per share (the “Shares”), issued and outstanding of the Company as of May 6, 2010. As of May 6, 2010, PetroTech held 100,000,000 Shares and a $11.2 million promissory note convertible into 2,026,615 Shares. PetroTech is owned by Valens U.S. SPV I, LLC, a Delaware limited liability company (“Valens U.S.”), Valens Offshore SPV I, Ltd., a Cayman Islands limited company (“Valens SPV I”), Valens Offshore SPV II, Corp., a Delaware corporation (“Valens SPV II”), Laurus Master Fund, Ltd. (In Liquidation), a Cayman Islands limited company (the “Fund”), Calliope Capital Corporation, a Delaware corporation (“CCC”) and PSource Structured Debt Limited, a Guernsey company (“PSource”). CCC is a wholly-owned subsidiary of the Fund.  The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands.  The Joint Official Liquidators (“JOLs”) are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd.  The JOLs have discretion over the management of the Fund and the disposition of its assets.  Laurus Capital Management, LLC, a Delaware limited liability company (“LCM”), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the assets owned by CCC, subject to certain oversight and preapproval rights of the JOLs and LCM’s obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion.  PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens SPV I and Valens SPV II are each managed by Valens Capital Management, LLC (“VCM”). Eugene Grin and David Grin (together with PetroTech, the Fund, CCC, PSource, Valens U.S., Valens SPV I, and Valens SPV II, LCM, VCM and PetroTech, the “Filing Parties”), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by PetroTech (subject to certain oversight and preapproval rights of the JOLs).  The JOLs share voting  and investment power over the securities of the Company held by PetroTech. Eugene Grin is also the sole director of PetroTech and, as such, may be deemed to have sole voting and investment power over all securities of the Company held by PetroTech. Eugene Grin, however, disclaims beneficial ownership and sole voting and investment power over the securities of the Company held by PetroTech.

Valens SPV I purchased from the Company: (i) 2,507,936 Shares on December 22, 2008, for $7,900,000, (ii) 56,375 Shares and warrants to purchase 56,375 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009 and October 13, 2009, for $451,000 on each such date, (iii) 28,187 Shares and warrants to purchase 28,187 Shares on September 4, 2009, for $225,496, (iv) 140,938 Shares and warrants to purchase 140,938 Shares on March 1, 2010, for $1,127,504, and (v) 84,375 Shares and warrants to purchase 84,375 Shares on each of April 7, 2010 and May 6, 2010, for $675,000 on each such date. Valens U.S. purchased from the Company (i) 666,667 Shares on December 22, 2008, for $2,100,000, (ii) 68,625 Shares and warrants to purchase 68,625 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009, and October 13, 2009, for $549,000 on each such date, (iii) 34,313 Shares and warrants to purchase 34,313 Shares on September 4, 2009, for $274,504, (iv) 171,562 Shares and warrants to purchase 171,562 Shares on March 1, 2010, for $1,372,496, and (v) 103,125 Shares and warrants to purchase 103,125 Shares on each of April 7, 2010 and May 6, 2010, for $825,000 on each such date. As such, as of May 6, 2010, for the purposes of Reg. Section 240.13d-3, VCM, Eugene Grin and David Grin may be deemed to beneficially own 107,701,218 Shares, or 97.8% of the Shares deemed issued and outstanding as of that date. Each of VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV I may be deemed to beneficially own 105,661,301 Shares or 96.7% of the Shares deemed issued and outstanding as of that date. Valens SPV I disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens U.S. may be deemed to beneficially own 104,066,532 Shares or 95.0% of the Shares deemed issued and outstanding as of that date. Valens U.S disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV II, CCC, PSource, the Fund and LCM may be deemed to beneficially own 102,026,615 Shares, or 93.9% of the Shares deemed issued and outstanding as of that date. Each of Valens SPV II, CCC, PSource, the Fund and LCM disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

The filing of this statement shall not be deemed an admission that any person (other than PetroTech with respect to 102,026,615 Shares (including 2,026,615 Shares issuable upon conversion of a promissory note), Valens SPV I with respect to 3,634,686 Shares (including warrants to purchase 563,275 Shares) and Valens U.S. with respect to 2,039,917 Shares (including warrants to purchase 856,812 Shares))  is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Cusip No. 71646T 107

1)	Names of Reporting Persons. Valens Capital Management, LLC I.R.S. Identification Nos. of above persons (entities only): 20-8903345
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): OO
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 0*
8) Shared Voting Power: 107,701,218*
9) Sole Dispositive Power: 0*
10) Shared Dispositive Power: 107,701,218*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 107,701,218*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 97.8%*
14)	Type of Reporting Person (See Instructions): OO

*
Based on 106,641,980 shares of the common stock, par value $0.001 per share (the “Shares”), issued and outstanding of the Company as of May 6, 2010. As of May 6, 2010, PetroTech held 100,000,000 Shares and a $11.2 million promissory note convertible into 2,026,615 Shares. PetroTech is owned by Valens U.S. SPV I, LLC, a Delaware limited liability company (“Valens U.S.”), Valens Offshore SPV I, Ltd., a Cayman Islands limited company (“Valens SPV I”), Valens Offshore SPV II, Corp., a Delaware corporation (“Valens SPV II”), Laurus Master Fund, Ltd. (In Liquidation), a Cayman Islands limited company (the “Fund”), Calliope Capital Corporation, a Delaware corporation (“CCC”) and PSource Structured Debt Limited, a Guernsey company (“PSource”). CCC is a wholly-owned subsidiary of the Fund.  The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands.  The Joint Official Liquidators (“JOLs”) are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd.  The JOLs have discretion over the management of the Fund and the disposition of its assets.  Laurus Capital Management, LLC, a Delaware limited liability company (“LCM”), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the assets owned by CCC, subject to certain oversight and preapproval rights of the JOLs and LCM’s obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion.  PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens SPV I and Valens SPV II are each managed by Valens Capital Management, LLC (“VCM”). Eugene Grin and David Grin (together with PetroTech, the Fund, CCC, PSource, Valens U.S., Valens SPV I, and Valens SPV II, LCM, VCM and PetroTech, the “Filing Parties”), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by PetroTech (subject to certain oversight and preapproval rights of the JOLs).  The JOLs share voting  and investment power over the securities of the Company held by PetroTech. Eugene Grin is also the sole director of PetroTech and, as such, may be deemed to have sole voting and investment power over all securities of the Company held by PetroTech. Eugene Grin, however, disclaims beneficial ownership and sole voting and investment power over the securities of the Company held by PetroTech.

Valens SPV I purchased from the Company: (i) 2,507,936 Shares on December 22, 2008, for $7,900,000, (ii) 56,375 Shares and warrants to purchase 56,375 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009 and October 13, 2009, for $451,000 on each such date, (iii) 28,187 Shares and warrants to purchase 28,187 Shares on September 4, 2009, for $225,496, (iv) 140,938 Shares and warrants to purchase 140,938 Shares on March 1, 2010, for $1,127,504, and (v) 84,375 Shares and warrants to purchase 84,375 Shares on each of April 7, 2010 and May 6, 2010, for $675,000 on each such date. Valens U.S. purchased from the Company (i) 666,667 Shares on December 22, 2008, for $2,100,000, (ii) 68,625 Shares and warrants to purchase 68,625 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009, and October 13, 2009, for $549,000 on each such date, (iii) 34,313 Shares and warrants to purchase 34,313 Shares on September 4, 2009, for $274,504, (iv) 171,562 Shares and warrants to purchase 171,562 Shares on March 1, 2010, for $1,372,496, and (v) 103,125 Shares and warrants to purchase 103,125 Shares on each of April 7, 2010 and May 6, 2010, for $825,000 on each such date. As such, as of May 6, 2010, for the purposes of Reg. Section 240.13d-3, VCM, Eugene Grin and David Grin may be deemed to beneficially own 107,701,218 Shares, or 97.8% of the Shares deemed issued and outstanding as of that date. Each of VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV I may be deemed to beneficially own 105,661,301 Shares or 96.7% of the Shares deemed issued and outstanding as of that date. Valens SPV I disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens U.S. may be deemed to beneficially own 104,066,532 Shares or 95.0% of the Shares deemed issued and outstanding as of that date. Valens U.S disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV II, CCC, PSource, the Fund and LCM may be deemed to beneficially own 102,026,615 Shares, or 93.9% of the Shares deemed issued and outstanding as of that date. Each of Valens SPV II, CCC, PSource, the Fund and LCM disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

The filing of this statement shall not be deemed an admission that any person (other than PetroTech with respect to 102,026,615 Shares (including 2,026,615 Shares issuable upon conversion of a promissory note), Valens SPV I with respect to 3,634,686 Shares (including warrants to purchase 563,275 Shares) and Valens U.S. with respect to 2,039,917 Shares (including warrants to purchase 856,812 Shares))  is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Cusip No. 71646T 107

1)	Names of Reporting Persons. Chris Johnson I.R.S. Identification Nos. of above persons (entities only):
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): OO
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 0*
8) Shared Voting Power: 102,026,615*
9) Sole Dispositive Power: 0*
10) Shared Dispositive Power: 102,026,615*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 102,026,615*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 93.9%*
14)	Type of Reporting Person (See Instructions): IN

*
Based on 106,641,980 shares of the common stock, par value $0.001 per share (the “Shares”), issued and outstanding of the Company as of May 6, 2010. As of May 6, 2010, PetroTech held 100,000,000 Shares and a $11.2 million promissory note convertible into 2,026,615 Shares. PetroTech is owned by Valens U.S. SPV I, LLC, a Delaware limited liability company (“Valens U.S.”), Valens Offshore SPV I, Ltd., a Cayman Islands limited company (“Valens SPV I”), Valens Offshore SPV II, Corp., a Delaware corporation (“Valens SPV II”), Laurus Master Fund, Ltd. (In Liquidation), a Cayman Islands limited company (the “Fund”), Calliope Capital Corporation, a Delaware corporation (“CCC”) and PSource Structured Debt Limited, a Guernsey company (“PSource”). CCC is a wholly-owned subsidiary of the Fund.  The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands.  The Joint Official Liquidators (“JOLs”) are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd.  The JOLs have discretion over the management of the Fund and the disposition of its assets.  Laurus Capital Management, LLC, a Delaware limited liability company (“LCM”), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the assets owned by CCC, subject to certain oversight and preapproval rights of the JOLs and LCM’s obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion.  PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens SPV I and Valens SPV II are each managed by Valens Capital Management, LLC (“VCM”). Eugene Grin and David Grin (together with PetroTech, the Fund, CCC, PSource, Valens U.S., Valens SPV I, and Valens SPV II, LCM, VCM and PetroTech, the “Filing Parties”), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by PetroTech (subject to certain oversight and preapproval rights of the JOLs).  The JOLs share voting  and investment power over the securities of the Company held by PetroTech.

Valens SPV I purchased from the Company: (i) 2,507,936 Shares on December 22, 2008, for $7,900,000, (ii) 56,375 Shares and warrants to purchase 56,375 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009 and October 13, 2009, for $451,000 on each such date, (iii) 28,187 Shares and warrants to purchase 28,187 Shares on September 4, 2009, for $225,496, (iv) 140,938 Shares and warrants to purchase 140,938 Shares on March 1, 2010, for $1,127,504, and (v) 84,375 Shares and warrants to purchase 84,375 Shares on each of April 7, 2010 and May 6, 2010, for $675,000 on each such date. Valens U.S. purchased from the Company (i) 666,667 Shares on December 22, 2008, for $2,100,000, (ii) 68,625 Shares and warrants to purchase 68,625 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009, and October 13, 2009, for $549,000 on each such date, (iii) 34,313 Shares and warrants to purchase 34,313 Shares on September 4, 2009, for $274,504, (iv) 171,562 Shares and warrants to purchase 171,562 Shares on March 1, 2010, for $1,372,496, and (v) 103,125 Shares and warrants to purchase 103,125 Shares on each of April 7, 2010 and May 6, 2010, for $825,000 on each such date. As such, as of May 6, 2010, for the purposes of Reg. Section 240.13d-3, VCM, Eugene Grin and David Grin may be deemed to beneficially own 107,701,218 Shares, or 97.8% of the Shares deemed issued and outstanding as of that date. Each of VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV I may be deemed to beneficially own 105,661,301 Shares or 96.7% of the Shares deemed issued and outstanding as of that date. Valens SPV I disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens U.S. may be deemed to beneficially own 104,066,532 Shares or 95.0% of the Shares deemed issued and outstanding as of that date. Valens U.S disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV II, CCC, PSource, the Fund and LCM may be deemed to beneficially own 102,026,615 Shares, or 93.9% of the Shares deemed issued and outstanding as of that date. Each of Valens SPV II, CCC, PSource, the Fund and LCM disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

The filing of this statement shall not be deemed an admission that any person (other than PetroTech with respect to 102,026,615 Shares (including 2,026,615 Shares issuable upon conversion of a promissory note), Valens SPV I with respect to 3,634,686 Shares (including warrants to purchase 563,275 Shares) and Valens U.S. with respect to 2,039,917 Shares (including warrants to purchase 856,812 Shares))  is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Cusip No. 71646T 107

1)	Names of Reporting Persons. Russell Smith I.R.S. Identification Nos. of above persons (entities only):
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): OO
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 0*
8) Shared Voting Power: 102,026,615*
9) Sole Dispositive Power: 0*
10) Shared Dispositive Power: 102,026,615*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 102,026,615*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 93.9%*
14)	Type of Reporting Person (See Instructions): IN

*
Based on 106,641,980 shares of the common stock, par value $0.001 per share (the “Shares”), issued and outstanding of the Company as of May 6, 2010. As of May 6, 2010, PetroTech held 100,000,000 Shares and a $11.2 million promissory note convertible into 2,026,615 Shares. PetroTech is owned by Valens U.S. SPV I, LLC, a Delaware limited liability company (“Valens U.S.”), Valens Offshore SPV I, Ltd., a Cayman Islands limited company (“Valens SPV I”), Valens Offshore SPV II, Corp., a Delaware corporation (“Valens SPV II”), Laurus Master Fund, Ltd. (In Liquidation), a Cayman Islands limited company (the “Fund”), Calliope Capital Corporation, a Delaware corporation (“CCC”) and PSource Structured Debt Limited, a Guernsey company (“PSource”). CCC is a wholly-owned subsidiary of the Fund.  The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands.  The Joint Official Liquidators (“JOLs”) are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd.  The JOLs have discretion over the management of the Fund and the disposition of its assets.  Laurus Capital Management, LLC, a Delaware limited liability company (“LCM”), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the assets owned by CCC, subject to certain oversight and preapproval rights of the JOLs and LCM’s obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion.  PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens SPV I and Valens SPV II are each managed by Valens Capital Management, LLC (“VCM”). Eugene Grin and David Grin (together with PetroTech, the Fund, CCC, PSource, Valens U.S., Valens SPV I, and Valens SPV II, LCM, VCM and PetroTech, the “Filing Parties”), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by PetroTech (subject to certain oversight and preapproval rights of the JOLs).  The JOLs share voting  and investment power over the securities of the Company held by PetroTech.

Valens SPV I purchased from the Company: (i) 2,507,936 Shares on December 22, 2008, for $7,900,000, (ii) 56,375 Shares and warrants to purchase 56,375 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009 and October 13, 2009, for $451,000 on each such date, (iii) 28,187 Shares and warrants to purchase 28,187 Shares on September 4, 2009, for $225,496, (iv) 140,938 Shares and warrants to purchase 140,938 Shares on March 1, 2010, for $1,127,504, and (v) 84,375 Shares and warrants to purchase 84,375 Shares on each of April 7, 2010 and May 6, 2010, for $675,000 on each such date. Valens U.S. purchased from the Company (i) 666,667 Shares on December 22, 2008, for $2,100,000, (ii) 68,625 Shares and warrants to purchase 68,625 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009, and October 13, 2009, for $549,000 on each such date, (iii) 34,313 Shares and warrants to purchase 34,313 Shares on September 4, 2009, for $274,504, (iv) 171,562 Shares and warrants to purchase 171,562 Shares on March 1, 2010, for $1,372,496, and (v) 103,125 Shares and warrants to purchase 103,125 Shares on each of April 7, 2010 and May 6, 2010, for $825,000 on each such date. As such, as of May 6, 2010, for the purposes of Reg. Section 240.13d-3, VCM, Eugene Grin and David Grin may be deemed to beneficially own 107,701,218 Shares, or 97.8% of the Shares deemed issued and outstanding as of that date. Each of VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV I may be deemed to beneficially own 105,661,301 Shares or 96.7% of the Shares deemed issued and outstanding as of that date. Valens SPV I disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens U.S. may be deemed to beneficially own 104,066,532 Shares or 95.0% of the Shares deemed issued and outstanding as of that date. Valens U.S disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV II, CCC, PSource, the Fund and LCM may be deemed to beneficially own 102,026,615 Shares, or 93.9% of the Shares deemed issued and outstanding as of that date. Each of Valens SPV II, CCC, PSource, the Fund and LCM disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

The filing of this statement shall not be deemed an admission that any person (other than PetroTech with respect to 102,026,615 Shares (including 2,026,615 Shares issuable upon conversion of a promissory note), Valens SPV I with respect to 3,634,686 Shares (including warrants to purchase 563,275 Shares) and Valens U.S. with respect to 2,039,917 Shares (including warrants to purchase 856,812 Shares))  is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Cusip No. 71646T 107

1)	Names of Reporting Persons. David Grin I.R.S. Identification Nos. of above persons (entities only):
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): OO
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: United States and Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 0*
8) Shared Voting Power: 107,701,218*
9) Sole Dispositive Power: 0*
10) Shared Dispositive Power: 107,701,218*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 107,701,218*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 97.8%*
14)	Type of Reporting Person (See Instructions): IN

*
Based on 106,641,980 shares of the common stock, par value $0.001 per share (the “Shares”), issued and outstanding of the Company as of May 6, 2010. As of May 6, 2010, PetroTech held 100,000,000 Shares and a $11.2 million promissory note convertible into 2,026,615 Shares. PetroTech is owned by Valens U.S. SPV I, LLC, a Delaware limited liability company (“Valens U.S.”), Valens Offshore SPV I, Ltd., a Cayman Islands limited company (“Valens SPV I”), Valens Offshore SPV II, Corp., a Delaware corporation (“Valens SPV II”), Laurus Master Fund, Ltd. (In Liquidation), a Cayman Islands limited company (the “Fund”), Calliope Capital Corporation, a Delaware corporation (“CCC”) and PSource Structured Debt Limited, a Guernsey company (“PSource”). CCC is a wholly-owned subsidiary of the Fund.  The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands.  The Joint Official Liquidators (“JOLs”) are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd.  The JOLs have discretion over the management of the Fund and the disposition of its assets.  Laurus Capital Management, LLC, a Delaware limited liability company (“LCM”), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the assets owned by CCC, subject to certain oversight and preapproval rights of the JOLs and LCM’s obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion.  PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens SPV I and Valens SPV II are each managed by Valens Capital Management, LLC (“VCM”). Eugene Grin and David Grin (together with PetroTech, the Fund, CCC, PSource, Valens U.S., Valens SPV I, and Valens SPV II, LCM, VCM and PetroTech, the “Filing Parties”), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by PetroTech (subject to certain oversight and preapproval rights of the JOLs).  The JOLs share voting  and investment power over the securities of the Company held by PetroTech.

Valens SPV I purchased from the Company: (i) 2,507,936 Shares on December 22, 2008, for $7,900,000, (ii) 56,375 Shares and warrants to purchase 56,375 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009 and October 13, 2009, for $451,000 on each such date, (iii) 28,187 Shares and warrants to purchase 28,187 Shares on September 4, 2009, for $225,496, (iv) 140,938 Shares and warrants to purchase 140,938 Shares on March 1, 2010, for $1,127,504, and (v) 84,375 Shares and warrants to purchase 84,375 Shares on each of April 7, 2010 and May 6, 2010, for $675,000 on each such date. Valens U.S. purchased from the Company (i) 666,667 Shares on December 22, 2008, for $2,100,000, (ii) 68,625 Shares and warrants to purchase 68,625 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009, and October 13, 2009, for $549,000 on each such date, (iii) 34,313 Shares and warrants to purchase 34,313 Shares on September 4, 2009, for $274,504, (iv) 171,562 Shares and warrants to purchase 171,562 Shares on March 1, 2010, for $1,372,496, and (v) 103,125 Shares and warrants to purchase 103,125 Shares on each of April 7, 2010 and May 6, 2010, for $825,000 on each such date. As such, as of May 6, 2010, for the purposes of Reg. Section 240.13d-3, VCM, Eugene Grin and David Grin may be deemed to beneficially own 107,701,218 Shares, or 97.8% of the Shares deemed issued and outstanding as of that date. Each of VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV I may be deemed to beneficially own 105,661,301 Shares or 96.7% of the Shares deemed issued and outstanding as of that date. Valens SPV I disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens U.S. may be deemed to beneficially own 104,066,532 Shares or 95.0% of the Shares deemed issued and outstanding as of that date. Valens U.S disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV II, CCC, PSource, the Fund and LCM may be deemed to beneficially own 102,026,615 Shares, or 93.9% of the Shares deemed issued and outstanding as of that date. Each of Valens SPV II, CCC, PSource, the Fund and LCM disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

The filing of this statement shall not be deemed an admission that any person (other than PetroTech with respect to 102,026,615 Shares (including 2,026,615 Shares issuable upon conversion of a promissory note), Valens SPV I with respect to 3,634,686 Shares (including warrants to purchase 563,275 Shares) and Valens U.S. with respect to 2,039,917 Shares (including warrants to purchase 856,812 Shares))  is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Cusip No. 71646T 107

1)	Names of Reporting Persons. Eugene Grin I.R.S. Identification Nos. of above persons (entities only):
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): OO
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6)	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 0*
8) Shared Voting Power: 107,701,218*
9) Sole Dispositive Power: 0*
10) Shared Dispositive Power: 107,701,218*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 107,701,218*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13)	Percent of Class Represented by Amount in Row (11): 97.8%*
14)	Type of Reporting Person (See Instructions): IN

*
Based on 106,641,980 shares of the common stock, par value $0.001 per share (the “Shares”), issued and outstanding of the Company as of May 6, 2010. As of May 6, 2010, PetroTech held 100,000,000 Shares and a $11.2 million promissory note convertible into 2,026,615 Shares. PetroTech is owned by Valens U.S. SPV I, LLC, a Delaware limited liability company (“Valens U.S.”), Valens Offshore SPV I, Ltd., a Cayman Islands limited company (“Valens SPV I”), Valens Offshore SPV II, Corp., a Delaware corporation (“Valens SPV II”), Laurus Master Fund, Ltd. (In Liquidation), a Cayman Islands limited company (the “Fund”), Calliope Capital Corporation, a Delaware corporation (“CCC”) and PSource Structured Debt Limited, a Guernsey company (“PSource”). CCC is a wholly-owned subsidiary of the Fund.  The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands.  The Joint Official Liquidators (“JOLs”) are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd.  The JOLs have discretion over the management of the Fund and the disposition of its assets.  Laurus Capital Management, LLC, a Delaware limited liability company (“LCM”), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the assets owned by CCC, subject to certain oversight and preapproval rights of the JOLs and LCM’s obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion.  PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens SPV I and Valens SPV II are each managed by Valens Capital Management, LLC (“VCM”). Eugene Grin and David Grin (together with PetroTech, the Fund, CCC, PSource, Valens U.S., Valens SPV I, and Valens SPV II, LCM, VCM and PetroTech, the “Filing Parties”), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by PetroTech (subject to certain oversight and preapproval rights of the JOLs).  The JOLs share voting  and investment power over the securities of the Company held by PetroTech. Eugene Grin is also the sole director of PetroTech and, as such, may be deemed to have sole voting and investment power over all securities of the Company held by PetroTech. Eugene Grin, however, disclaims beneficial ownership and sole voting and investment power over the securities of the Company held by PetroTech.

Valens SPV I purchased from the Company: (i) 2,507,936 Shares on December 22, 2008, for $7,900,000, (ii) 56,375 Shares and warrants to purchase 56,375 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009 and October 13, 2009, for $451,000 on each such date, (iii) 28,187 Shares and warrants to purchase 28,187 Shares on September 4, 2009, for $225,496, (iv) 140,938 Shares and warrants to purchase 140,938 Shares on March 1, 2010, for $1,127,504, and (v) 84,375 Shares and warrants to purchase 84,375 Shares on each of April 7, 2010 and May 6, 2010, for $675,000 on each such date. Valens U.S. purchased from the Company (i) 666,667 Shares on December 22, 2008, for $2,100,000, (ii) 68,625 Shares and warrants to purchase 68,625 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009, and October 13, 2009, for $549,000 on each such date, (iii) 34,313 Shares and warrants to purchase 34,313 Shares on September 4, 2009, for $274,504, (iv) 171,562 Shares and warrants to purchase 171,562 Shares on March 1, 2010, for $1,372,496, and (v) 103,125 Shares and warrants to purchase 103,125 Shares on each of April 7, 2010 and May 6, 2010, for $825,000 on each such date. As such, as of May 6, 2010, for the purposes of Reg. Section 240.13d-3, VCM, Eugene Grin and David Grin may be deemed to beneficially own 107,701,218 Shares, or 97.8% of the Shares deemed issued and outstanding as of that date. Each of VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV I may be deemed to beneficially own 105,661,301 Shares or 96.7% of the Shares deemed issued and outstanding as of that date. Valens SPV I disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens U.S. may be deemed to beneficially own 104,066,532 Shares or 95.0% of the Shares deemed issued and outstanding as of that date. Valens U.S disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV II, CCC, PSource, the Fund and LCM may be deemed to beneficially own 102,026,615 Shares, or 93.9% of the Shares deemed issued and outstanding as of that date. Each of Valens SPV II, CCC, PSource, the Fund and LCM disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

The filing of this statement shall not be deemed an admission that any person (other than PetroTech with respect to 102,026,615 Shares (including 2,026,615 Shares issuable upon conversion of a promissory note), Valens SPV I with respect to 3,634,686 Shares (including warrants to purchase 563,275 Shares) and Valens U.S. with respect to 2,039,917 Shares (including warrants to purchase 856,812 Shares))  is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

 Explanatory Note

This amendment No. 2 to Schedule 13D is being filed to report the purchase of 619,376 Shares (including warrants to purchase 309,688 Shares) by Valens SPV I between March 1, 2010 and May 6, 2010, and the purchase of 755,624 Shares (including warrants to purchase 377,812 Shares) by Valens U.S. between August 28, 2009 and October 13, 2009.

Each of the Filing Parties expressly disclaims any beneficial ownership of such securities (other than PetroTech with respect to 102,026,615 Shares (including 2,026,615 Shares issuable upon conversion of a promissory note), Valens SPV I with respect to 3,634,686 Shares (including warrants to purchase 563,275 Shares) and Valens U.S. with respect to 2,039,917 Shares (including warrants to purchase 856,812 Shares)) and any liability for any information provided in this Schedule 13D that does not expressly pertain to such  Filing Party. The filing of this statement shall not be deemed an admission that any person (other than PetroTech with respect to 102,026,615 Shares (including 2,026,615 Shares issuable upon conversion of a promissory note), Valens SPV I with respect to 3,634,686 Shares (including warrants to purchase 563,275 Shares) and Valens U.S. with respect to 2,039,917 Shares (including warrants to purchase 856,812 Shares)) is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Shares”), of PetroAlgae, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1901 S. Harbor City Blvd., Suite 300, Melbourne, Florida 32901.

Item 2.	Identity and Background.

The name of the person filing this statement is PetroTech Holdings Corp., a Delaware corporation (“PetroTech”). Eugene Grin is also listed as a person filing this statement because he is the sole director of PetroTech and may be deemed to have sole voting and investment power over all securities of the Company held by PetroTech. Eugene Grin, however, disclaims beneficial ownership and sole voting and investment power over the securities of PetroAlgae Inc. held by PetroTech. This Schedule 13D is also filed on behalf of (i) Laurus Master Fund, Ltd. (In Liquidation), a Cayman Islands limited company (the “Fund”), (ii) Laurus Capital Management, LLC, a Delaware limited liability company (“LCM”), (iii) Calliope Capital Corporation, a Delaware corporation (“CCC”), (iv) PSource Structured Debt Limitd, a Guernsey company (“PSource”), (v) Valens Offshore SPV I, Ltd., a Cayman Islands limited company (“Valens SPV I”), (vi) Valens Offshore SPV II, Corp., a Delaware corporation (“Valens SPV II”), (vii) Valens U.S. SPV I, LLC, a Delaware limited liability company (“Valens U.S.”), (viii) Valens Capital Management LLC, a Delaware limited liability company (“VCM”), (ix) David Grin and (x) Eugene Grin (together with David Grin, the Fund, LCM, CCC, Psource, Valens U.S., Valens SPV I, Valens SPV II and VCM, the “Filing Parties”). PetroTech is owned by Valens U.S., Valens SPV I, Valens SPV II, the Fund, CCC and PSource. CCC is a wholly-owned subsidiary of the Fund.  The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands.  The Joint Official Liquidators (“JOLs”) are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd.  The JOLs have discretion over the management of the Fund and the disposition of its assets.  Laurus Capital Management, LLC, a Delaware limited liability company (“LCM”), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the assets owned by CCC, subject to certain oversight and preapproval rights of the JOLs and LCM’s obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion.  PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens SPV I and Valens SPV II are each managed by Valens Capital Management, LLC (“VCM”). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by PetroTech (subject to certain oversight and preapproval rights of the JOLs), Valens SPV I and Valens U.S. Eugene Grin and David Grin are also the principal executive officers and directors of Valens SPV II.  The JOLs share voting  and investment power over the securities of the Company held by PetroTech.

PetroTech is a joint venture of a group of accredited investors managed by New York based Valens Capital Management and certain of its affiliate managers. The principal office of each of the Filing Parties is located at 335 Madison Avenue, 10th Floor, New York, New York 10017. David Grin is a citizen of Israel. Eugene Grin is a citizen of the United States.

During the past five years, none of the Filing Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Filing Parties was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 16, 2008, Corporate Services International, a Delaware corporation and the Company’s principal stockholder, sold 9,000,000 shares of Series B preferred stock of the Company and 10,000,000 shares of common stock of the Company to PetroTech Holdings Corp., a Delaware corporation, for $350,000 using funds of PetroTech.

On December 16, 2008, PetroTech Holdings Corp. submitted a conversion notice to the registrant for its 9,000,000 shares of Series B preferred stock. Each share of Series B preferred stock of the registrant converted into 10 shares of common stock of the Company.

On December 16, 2008, Michael Anthony, the President, Secretary, Chief Financial Officer and sole Director of the Company resigned from all positions held at the Company.

Effective December 16, 2008, Messrs. Sayan Navaratnam, John Scott and Isaac Szpilzinger were elected to the Board of Directors of the Company. The newly constituted Board of Directors of the Company appointed David Szostak as the President, Secretary and Treasurer of the Company.

On December 19, 2008, PetroTech assigned its entire interest in PA LLC to the Company.

Valens SPV I purchased from the Company: (i) 2,507,936 Shares on December 22, 2008, for $7,900,000, (ii) 56,375 Shares and warrants to purchase 56,375 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009 and October 13, 2009, for $451,000 on each such date, (iii) 28,187 Shares and warrants to purchase 28,187 Shares on September 4, 2009, for $225,496, (iv) 140,938 Shares and warrants to purchase 140,938 Shares on March 1, 2010, for $1,127,504, and (v) 84,375 Shares and warrants to purchase 84,375 Shares on each of April 7, 2010 and May 6, 2010, for $675,000 on each such date, in each case using affiliate working capital.

Valens U.S. purchased from the Company (i) 666,667 Shares on December 22, 2008, for $2,100,000, (ii) 68,625 Shares and warrants to purchase 68,625 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009, and October 13, 2009, for $549,000 on each such date, (iii) 34,313 Shares and warrants to purchase 34,313 Shares on September 4, 2009, for $274,504, (iv) 171,562 Shares and warrants to purchase 171,562 Shares on March 1, 2010, for $1,372,496, and (v) 103,125 Shares and warrants to purchase 103,125 Shares on each of April 7, 2010 and May 6, 2010, for $825,000 on each such date, in each case using affiliate working capital.

On April 24, 2009, PA LLC issued PetroTech a secured convertible promissory note in the principal amount of $2,024,000 (the “April Note”), which was convertible in Shares of PetroAlgae Inc.  On May 11, 2009, PA LLC issued PetroTech a secured convertible promissory note in the principal amount of $7,976,000 (the “May Note”), which was convertible in Shares of PetroAlgae Inc. The April Note and the May Note were purchased using affiliate working capital. On July 24, 2009, the April Note and the May Note were amended and consolidated into 1 promissory note in the principal amount of $10,000,000 (the “Amended Note”), which as of May 6, 2010 is convertible into approximately 2,026,615 Shares of PetroAlgae Inc. The Amended Note bears interest at a rate of 12% per annum, and is payable in full on June 30, 2012.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 is incorporated in this Item 4 by reference. Except as set forth herein or as would occur in connection with or completion of any of the actions and matters discussed in Item 3, no Filing Party has any present plan or proposal which would relate to or result in any of the matters set forth in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Based on 106,641,980 shares of the common stock, par value $0.001 per share (the “Shares”), issued and outstanding of the Company as of May 6, 2010. As of May 6, 2010, PetroTech held 100,000,000 Shares and a $11.2 million promissory note convertible into 2,026,615 Shares. PetroTech is owned by Valens U.S. SPV I, LLC, a Delaware limited liability company (“Valens U.S.”), Valens Offshore SPV I, Ltd., a Cayman Islands limited company (“Valens SPV I”), Valens Offshore SPV II, Corp., a Delaware corporation (“Valens SPV II”), Laurus Master Fund, Ltd. (In Liquidation), a Cayman Islands limited company (the “Fund”), Calliope Capital Corporation, a Delaware corporation (“CCC”) and PSource Structured Debt Limited, a Guernsey company (“PSource”).  CCC is a wholly-owned subsidiary of the Fund.  The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands.  The Joint Official Liquidators (“JOLs”) are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd.  The JOLs have discretion over the management of the Fund and the disposition of its assets.  Laurus Capital Management, LLC, a Delaware limited liability company (“LCM”), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the assets owned by CCC, subject to certain oversight and preapproval rights of the JOLs and LCM’s obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion.  PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens SPV I and Valens SPV II are each managed by Valens Capital Management, LLC (“VCM”). Eugene Grin and David Grin (together with PetroTech, the Fund, CCC, PSource, Valens U.S., Valens SPV I, and Valens SPV II, LCM, VCM and PetroTech, the “Filing Parties”), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by PetroTech (subject to certain oversight and preapproval rights of the JOLs), Valens SPV I and Valens U.S.  The JOLs share voting  and investment power over the securities of the Company held by PetroTech. Eugene Grin is also the sole director of PetroTech and, as such, may be deemed to have sole voting and investment power over all securities of the Company held by PetroTech. Eugene Grin, however, disclaims beneficial ownership and sole voting and investment power over the securities of the Company held by PetroTech.

Valens SPV I purchased from the Company: (i) 2,507,936 Shares on December 22, 2008, for $7,900,000, (ii) 56,375 Shares and warrants to purchase 56,375 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009 and October 13, 2009, for $451,000 on each such date, (iii) 28,187 Shares and warrants to purchase 28,187 Shares on September 4, 2009, for $225,496, (iv) 140,938 Shares and warrants to purchase 140,938 Shares on March 1, 2010, for $1,127,504, and (v) 84,375 Shares and warrants to purchase 84,375 Shares on each of April 7, 2010 and May 6, 2010, for $675,000 on each such date. Valens U.S. purchased from the Company (i) 666,667 Shares on December 22, 2008, for $2,100,000, (ii) 68,625 Shares and warrants to purchase 68,625 Shares on each of August 28, 2009, September 14, 2009, September 29, 2009, and October 13, 2009, for $549,000 on each such date, (iii) 34,313 Shares and warrants to purchase 34,313 Shares on September 4, 2009, for $274,504, (iv) 171,562 Shares and warrants to purchase 171,562 Shares on March 1, 2010, for $1,372,496, and (v) 103,125 Shares and warrants to purchase 103,125 Shares on each of April 7, 2010 and May 6, 2010, for $825,000 on each such date. As such, as of May 6, 2010, for the purposes of Reg. Section 240.13d-3, VCM, Eugene Grin and David Grin may be deemed to beneficially own 107,701,218 Shares, or 97.8% of the Shares deemed issued and outstanding as of that date. Each of VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV I may be deemed to beneficially own 105,661,301 Shares or 96.7% of the Shares deemed issued and outstanding as of that date. Valens SPV I disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens U.S. may be deemed to beneficially own 104,066,532 Shares or 95.0% of the Shares deemed issued and outstanding as of that date. Valens U.S disclaims beneficial ownership of the 100,000,000 Shares of the Company held by PetroTech and the 2,026,615 Shares issuable to PetroTech upon conversion of a promissory note, except to the extent of such person’s pecuniary interest in PetroTech, if any.

As of May 6, 2010, for the purposes of Reg. Section 240.13d-3, Valens SPV II, CCC, PSource, the Fund and LCM may be deemed to beneficially own 102,026,615 Shares, or 93.9% of the Shares deemed issued and outstanding as of that date. Each of Valens SPV II, CCC, PSource, the Fund and LCM disclaims beneficial ownership of the securities of the Company held by PetroTech, Valens SPV I and Valens U.S. except to the extent of such person’s pecuniary interest in PetroTech, Valens SPV I or Valens U.S., if any.

The filing of this statement shall not be deemed an admission that any person (other than PetroTech with respect to 102,026,615 Shares (including 2,026,615 Shares issuable upon conversion of a promissory note), Valens SPV I with respect to 3,634,686 Shares (including warrants to purchase 563,275 Shares) and Valens U.S. with respect to 2,039,917 Shares (including warrants to purchase 856,812 Shares))  is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Except as set forth above, no other Shares or securities convertible into, exercisable for or exchangeable for Shares are owned, beneficially or otherwise, by the Filing Parties.

Except as set forth above, none of the Filing Parties has effected any transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, during the sixty (60) days on or prior to May 10, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Appendix A. Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2010

PETROTECH HOLDINGS CORP.

/s/ Eugene Grin
Name: Eugene Grin
Title: Authorized Signatory

LAURUS MASTER FUND, LTD. (In Liquidation)

/s/ Russell Smith
Name: Russell Smith
Title: Joint Official Liquidator (for the account of Laurus Master Fund, Ltd. and with no personal liability)

CALLIOPE CAPITAL CORPORATION
By: Laurus Capital Management, LLC, its investment manager

/s/ Eugene Grin
Name: Eugene Grin
Title: Authorized Signatory

PSOURCE STRUCTURED DEBT LIMITED
By: Laurus Capital Management, LLC, its investment manager

/s/ Eugene Grin
Name: Eugene Grin
Title: Authorized Signatory

LAURUS CAPITAL MANAGEMENT, LLC, individually and as investment manager

/s/ Eugene Grin
Name: Eugene Grin
Title: Authorized Signatory

VALENS OFFSHORE SPV I, LTD. VALENS OFFSHORE SPV II, CORP. VALENS U.S. SPV I, LLC

By: VALENS CAPITAL MANAGEMENT, LLC for itself and as investment manager

/s/ Eugene Grin
Name: Eugene Grin
Title: Authorized Signatory

/s/ David Grin
David Grin, on his individual behalf

/s/ Eugene Grin
Eugene Grin, on hid individual behalf

/s/ Chris Johnson
Chris Johnson, on his individual behalf

/s/ Russell Smith
Russell Smith, on his individual behalf

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

APPENDIX A

Each of PetroTech Holdings Corp., Laurus Master Fund, Ltd. (In Liquidation), Valens Capital Management, LLC, Laurus Capital Management, LLC, Calliope Capital Corporation, PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Eugene Grin and David Grin hereby agree, by their execution below, that the Amendment No. 2 to Schedule 13D to which this Appendix A is attached is filed on behalf of each of them, respectively.

PETROTECH HOLDINGS CORP.

/s/ Eugene Grin
Name: Eugene Grin
Title: President

LAURUS MASTER FUND, LTD. (In Liquidation)

/s/ Russell Smith
Name: Russell Smith
Title: Joint Official Liquidator (for the account of Laurus Master Fund, Ltd. and with no personal liability)

CALLIOPE CAPITAL CORPORATION
By: Laurus Capital Management, LLC, its investment manager

/s/ Eugene Grin
Name: Eugene Grin
Title: Authorized Signatory

PSOURCE STRUCTURED DEBT LIMITED
By: Laurus Capital Management, LLC, its investment manager

/s/ Eugene Grin
Name: Eugene Grin
Title: Authorized Signatory

LAURUS CAPITAL MANAGEMENT, LLC, individually and as investment manager

/s/ Eugene Grin
Name: Eugene Grin
Title: Authorized Signatory

VALENS OFFSHORE SPV I, LTD. VALENS OFFSHORE SPV II, CORP. VALENS U.S. SPV I, LLC

By: VALENS CAPITAL MANAGEMENT, LLC for itself and as investment manager

/s/ Eugene Grin
Name: Eugene Grin
Title: Authorized Signatory

/s/ David Grin
David Grin, on his individual behalf

/s/ Eugene Grin
Eugene Grin, on his individual behalf

/s/ Chris Johnson
Chris Johnson, on his individual behalf

/s/ Russell Smith
Russell Smith, on his individual behalf